Exhibit 99.1

SOURCE: Neptune Technologies & Bioressources Inc.

Bayer Healthcare’s Arctic Wonder Market Test Succeeds with Neptune Krill Oil Leading to US National Launch

Laval, Québec, CANADA – April 8, 2011 – Neptune Technologies & Bioressources Inc. (“Neptune”) (NASDAQ.NEPT - TSX.V.NTB) is pleased to announce that Bayer Healthcare, LLC Consumer Care Division has formally launched its Arctic Wonder proprietary Neptune Krill Oil (“NKO”) in the United States in March 2011 after a succesful market test.

Bayer’s market test conducted over the last year with NKO® under its Arctic Wonder brand was performed in the US internet direct response e-commerce channel of trade.

“Acasti management team, is delighted by the relationship Neptune has developed with Bayer. This is yet another significant milestone for Neptune’s strategic planning which will help NKO® achieve extensive consumer awareness and appreciation. We are looking forward to a successful long-term collaboration with Bayer”, stated Dr. Tina Sampalis, President of Acasti Pharma.

“The agreement with Bayer, the market test results and the marketing approach for Arctic Wonder NKO® not only create broad consumer awareness, confidence and appreciation but also distinguish NKO® as the superior and prime choice amongst competitor krill oil products”, said Mr. Henri Harland, President and CEO of Neptune.“Arctic Wonder is entering the rapidly growing omega-3 market which has shown a sustained annual growth of 12% according to the Frost and Sullivan Report 2010. The omega-3 category is valued at $1.7 billion and expected to reach $3.5 billion in 2015. We believe the full launch by Bayer of Arctic Wonder will achieve immediate success which will in turn positively influence our growth and increase Neptune’s krill oil market share, reinforcing Neptune’s position as the industry leader and Neptune Krill Oil as the gold standard of quality and efficacy for krill oil products in the market.” he added.

About Neptune Technologies & Bioressources Inc.

Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune’s products are marketed and distributed in over 20 countries worldwide.

About Acasti Pharma Inc.

Acasti Pharma is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma’s proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by potent antioxidants. Acasti Pharma is focusing initially on treatments for chronic cardiovascular conditions within the over-the-counter, medical food and prescription drug markets. Acasti is in the process of listing its common shares on the TSX Venture Exchange.

About NeuroBioPharm Inc.

NeuroBioPharm is pursuing pharmaceutical neurological applications, and a clinical study for a medical food product with a multinational partner is already initiated. The development of a prescription drug candidate is currently in progress. Advanced clinical development and commercialization is planned to be carried out with multinational partners.

"Neither Nasdaq nor the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

Neptune Contact:
Neptune Technologies & Bioressources Inc.
André Godin, V.P. Administration and Finance
+1 450.687.2262
a.godin@neptunebiotech.com
www.neptunebiotech.com

CEOcast Contact:	Howard Group Contact:
Dan Schustack	Bob Beaty
+1 212-732-4300	(888) 221-0915
dschustack@ceocast.com	bob@howardgroupinc.com
www.ceocast.com	www.howardgroupinc.com

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Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.